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RECD S.E.C.

JAN 29 2010

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12 / 01 / 08** (MM/DD/YY) AND ENDING **11 / 30 / 09** X (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TransMarket Group, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Blvd, Suite 1300
(No. and Street)

Chicago	**Illinois**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien **312-284-5656**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

311

OATH OR AFFIRMATION

I, **Thomas R. O'Brien**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TransMarket Group, LLC. and Subsidiaries**, as of **November 30, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Nancy J. Simenson

Notary Public

January 27, 2010

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SEC Mail
Mail Processing
Section

JAN 29 2010

Washington, DC
109

TransMarket Group L.L.C. and Subsidiaries

Financial Report

November 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 – 13

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members of
TransMarket Group L.L.C. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries (the Company) as of November 30, 2009 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2010

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Financial Condition
November 30, 2009

Assets	
Cash	$ 5,811,000
Securities purchased under agreements to resell	83,069,000
Securities owned, pledged ($242,151,000)	347,000,000
Receivable from broker-dealers and clearing organizations	45,624,000
Exchange memberships, at cost (fair value of $2,428,000)	2,066,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $7,961,000	7,668,000
Other assets	7,411,000
Total assets	$ 498,649,000
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 232,175,000
Securities sold, not yet purchased	120,290,000
Payable to broker-dealers	56,582,000
Accounts payable, accrued expenses and other liabilities	28,902,000
Total liabilities	437,949,000
Members' Equity	60,700,000
Total Liabilities and Members' Equity	$ 498,649,000

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

TransMarket Group L.L.C. (TMG) and Subsidiaries (collectively, the Company) enter into proprietary transactions in securities and exchange listed derivatives, on markets in the United States, Europe, Australia and Asia. TMG is a registered broker-dealer and futures commission merchant and a member of principal U.S. commodity exchanges.

Significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of TMG and its wholly owned subsidiaries, Aardvark Trading, L.L.C., TransMarket International, LLC and TransMarket Group Securities Pvt., Ltd. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis. Securities and derivative financial instruments are exchange traded and are carried at fair value with the resulting unrealized gains and losses reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Resale and repurchase agreements: Transactions involving securities purchased under agreements to resell (reverse repurchase) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate.

Exchange memberships: Exchange memberships held for operating purposes are carried at cost and are evaluated periodically for impairment. Exchange memberships in excess of what is required for membership privileges are carried at fair value based on quoted prices.

Furniture, equipment and leasehold improvements: Furniture and equipment are being depreciated over the estimated useful lives of the assets on the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the term of the lease on the straight-line method.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: TMG is treated as a partnership for federal income tax purposes. Consequently, TMG does not pay federal income taxes on its earnings. Members of the Company are taxed individually on their respective shares of TMG's earnings. TMG's net income or loss is allocated among the members in accordance with the provisions of the operating agreement. TMG's foreign subsidiaries are subject to income taxes in the jurisdictions in which they operate.

Translation of foreign currencies: Assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the consolidated statement of financial condition, with related translation gains or losses reported as a separate component of members' equity. Income and expense results of foreign operations are translated monthly at the average exchange rate.

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued further guidance on the accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with previous guidance for accounting for income taxes. This further guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of this further guidance for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt this guidance in its 2010 annual financial statements. Prior to this adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of this further guidance on the Company's consolidated financial position, results of operations, and cash flows and does not believe the adoption of this further guidance will have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued the *FASB Accounting Standards Codification™* (Codification), which is the single source of authoritative nongovernmental U.S. GAAP. The Codification launched on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. After the Codification launched on July 1, 2009, only one level of authoritative U.S. GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative.

Note 2. Collateral

The Company pledges certain of its securities owned to collateralize repurchase agreements, securities sold not yet purchased and amounts due to broker-dealers and clearing organizations. Pledged securities that can be sold or repledged by the secured party are identified in the consolidated statement of financial condition.

At November 30, 2009, the fair value of assets pledged as collateral under repurchase agreements arose from U.S. Government obligations included in securities owned in the amount of $232,553,000.

Further, at November 30, 2009, the fair value of collateral obtained under reverse repurchase agreements, was approximately $83,145,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $70,119,000).

At November 30, 2009, U.S. Government obligations of $3,497,000 have been deposited as margin and or guarantee deposits with broker-dealers and clearing organizations and portions of these deposits collateralize amounts due to these counterparties.

At November 30, 2009, amounts receivable from broker-dealers and clearing organizations consist of fees, commission receivable, cash balances and unrealized gains and losses on open commodity futures contracts. Cash and financial instruments held at the Company's brokers collateralized amounts due to brokers, if any, and may serve to satisfy regulatory or margin requirements.

Note 3. Receivable from Brokers-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at November 30, 2009 consist of:

	Receivables	Payables
Cash	$ 38,433,000	$ -
U.S. Government securities	3,996,000	-
Open trade equity	3,195,000	-
Unsettled securities transactions, net	-	(56,582,000)
	$ 45,624,000	$ (56,582,000)

The Company clears its transactions through various clearing brokers and maintains credit agreements to facilitate its derivative and securities trading activities. At November 30, 2009, the Company has a $54,000,000 credit facility pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. Per the agreements, the Company must keep at all times minimum Net Liquidating Balances, as defined. As of November 30, 2009, outstanding borrowings on these facilities approximated $13,450,000.

Note 4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

U.S. Government securities that trade in active markets are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy.

Equity securities are exchange traded are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy.

Note 5. Assets and Liabilities Reported at Fair Value

Derivative financial instruments (futures, forwards, options) are exchange traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy.

Exchange memberships carried at fair value are valued using quoted prices as provided by the exchange and other observable inputs and are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of November 30, 2009.

	Level 1	Level 2	Total
Assets:			
Securities owned:			
U.S. Government obligations	$ 337,402,000	$ -	$ 337,402,000
Common stock	9,598,000	-	9,598,000
	347,000,000	-	347,000,000
Receivable from broker-dealers and clearing organizations:			
Futures contracts	3,195,000	-	3,195,000
Other assets:			
Exchange memberships in excess of requirements	-	411,000	411,000
Total assets	$ 350,195,000	$ 411,000	$ 350,606,000
Liabilities:			
Securities sold, not yet purchased:			
U.S. Government obligations	$ 111,370,000	$ -	$ 111,370,000
Common stock	8,920,000	-	8,920,000
Total liabilities	$ 120,290,000	$ -	$ 120,290,000

Substantially all of the Company's other assets and liabilities are considered financial instruments, except for exchange memberships, and are at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at November 30, 2009 consist of the following:

Equipment	$ 9,644,000
Leasehold improvements	2,622,000
Software	2,503,000
Furniture	860,000
	15,629,000
Accumulated depreciation	(7,961,000)
	$ 7,668,000

Note 7. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective December 1, 2008.

The Company's derivative activities are limited to the trading of futures, forwards and options on futures contracts traded on domestic and foreign markets. These derivative contracts are recorded on the consolidated statement of financial condition as assets measured at fair values and the related realized gain (loss) associated with these derivatives is recorded in the consolidated statement of operations and comprehensive income. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

Note 7. Derivative Instruments (Continued)

At November 30, 2009 and for the year then ended, the Company's derivative activities had the following impact on the consolidated statement of financial condition and the consolidated statement of operations and comprehensive income:

Consolidated Statement of Financial Condition:

Contract Type	Statement of financial condition location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivable from broker-dealers and clearing organizations	$ 54,904,000	$ (56,761,000)	$ (1,857,000)
Energy	Receivable from broker-dealers and clearing organizations	19,014,000	(12,328,000)	6,686,000
Commodities	Receivable from broker-dealers and clearing organizations	362,000	(426,000)	(64,000)
Other	Receivable from broker-dealers and clearing organizations	6,680,000	(8,250,000)	(1,570,000)
				$ 3,195,000

For the year ended November 30, 2009, the monthly average number of derivative contracts bought and sold was approximately $7,500,000.

Note 8. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at November 30, 2009 consist of:

Accrued trader compensation and participation interests	$ 17,848,000
Other	11,054,000
	$ 28,902,000

At November 30, 2009, other liabilities include a 6 percent note payable to officers of $987,000 that is due on demand.

Note 9. Tax Carryforward Losses

The Company has net carryforward losses for foreign tax purposes of approximately $11,054,000 from its foreign operations that are available indefinitely to offset future taxable income of these operations. At November 30, 2009, the Company has a deferred tax asset of approximately $2,725,000 from these net carryforward losses. A valuation allowance has been provided to fully offset this deferred tax asset related to the net operating loss as realization is not assured. The deferred tax asset and valuation allowance related to the net carryforward losses increased by $1,338,000 during the year ended November 30, 2009.

Note 10. Members' Equity

TMG's operating agreement, as amended and restated December 1, 2008, provides, among other things, for voting and non-voting interests that replaced the prior structure that was based upon Class A and Class B interests. Each voting membership interest holder is credited with their respective allocation, as determined by the operating agreement and the relevant manager or managers, of any gain or loss from operation of specific business units of the TMG. Non-voting members who trade proprietary accounts for TMG receive a special allocation based on their trading results and in accordance with their trading agreements. The operating agreement also provides for certain restrictions on the withdrawal of capital by its members.

Note 11. Related-Party Transactions

Certain officers of the Company have assigned their memberships and stock in exchange for the benefit of the Company as required for operations at no cost to the Company. At November 30, 2009, the market value of these memberships and stock in exchange was $825,000 and $3,939,000, respectively.

Note 12. Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company matches a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan.

Note 13. Commitments and Contingencies

The Company leases office space and equipment under noncancelable lease agreements that expire at various dates to August 2017. At November 30, 2009, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Years ending November 30:	
2010	$ 2,596,000
2011	1,285,000
2012	649,000
2013	513,000
2014	522,000
Thereafter	1,473,000
	$ 7,038,000

A bank letter of credit of $400,000 was issued in connection with an office lease.

Note 13. Commitments and Contingencies (Continued)

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements these agreements and believes that any potential requirement to make payments under these agreements is remote.

In the normal course of business, the Company is subject to litigation, claims and regulatory matters. The Company vigorously defends against these matters and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 14. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 15. Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Note 15. Derivatives Activities (Continued)

The Company has also sold securities that it does not currently own and will, therefore, be obligated to purchase such securities in the future. The Company has recorded these obligations in the financial statements at November 30, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to November 30, 2009.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of credit risk: The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 16. Net Capital Requirements

TMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). TMG has elected to use the alternative method permitted by the rule, which requires TMG to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items" as these terms are defined. TMG is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and is required to maintain "adjusted net capital," equivalent to the greater of $500,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and maintenance margin levels change daily, but at November 30, 2009, under the most stringent rules, TMG had net capital and net capital requirements of approximately $10,163,000 and $500,000, respectively. In addition, the foreign subsidiaries of TransMarket International, LLC are subject to their local regulatory oversight requirements. At November 30, 2009, the Company was in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions.

TMG is also subject to the net capital requirement of the CME Group Inc. of $5,000,000. At November 30, 2009, the Company was in compliance with such requirement.

The Commodity Futures Trading Commission has adopted amendments to the minimum adjusted net capital requirements for futures commission merchants. Beginning March 31, 2010, among other things, the Company will be required to maintain "adjusted net capital" equivalent to the greater of $1,000,000 or the sum of 8 percent of both customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

Note 17. Consolidated Subsidiaries

TMG's consolidated subsidiaries have total assets of approximately $198,639,000 and members' equity of $18,570,000.

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's counterparties and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.

Note 18. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through January 28, 2010, the date the financial statements were available to be issued